UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                          FARMSTEAD TELEPHONE GROUP, INC.
                          -------------------------------
                                  Name of Issuer

                           Common Stock, $.001 par value
                     ---------------------------------------
                          (Title of Class of Securities)

                                    311565303
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                                  Attorney at Law
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                  February 4, 2005
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 311565303                                              Page 2 of 5
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds

     PF
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         179,100
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           179,100
                                          -----------------------------------
                                          10.  Shared Dispositive Power

-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     179,100 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     5.4%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

                            SCHEDULE 13D
                         OF JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                    FARMSTEAD TELEPHONE GROUP, INC.


Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the "Common Stock"), of Farmstead Telephone Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 22 Prestige Park Circle, East Hartford, CT 06108-3728.

Item 2.   Identity and Background
          -----------------------

          John V. Winfield's business address is 820 Moraga Drive, Los Angeles, California 90049. Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation, a public company. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Mr. Winfield used personal funds to purchase the shares of Common Stock reported herein.


Item 4.   Purposes of Transactions.
          ------------------------

          Mr. Winfield has acquired the securities of Issuer for investment purposes. Mr. Winfield may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, Mr. Winfield may decide at any time to sell all or part of his holdings of the Issuer's securities in one or more public or private transactions.

          Except as set forth in this Schedule 13D, Mr. Winfield does not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) John V. Winfield, as of February 8, 2005, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act, 179,100 shares of the Common Stock of the Issuer, representing approximately 5.4% of the outstanding Common Stock of Issuer. Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him.

          The above percentages were determined based on the Issuer's representations in its latest filing on Form 10-Q with the Securities and Exchange Commission that it had 3,322,182 shares of Common Stock outstanding as of October 30, 2004.

          (b) John V. Winfield does not share the voting power or disposition power with respect to the Common Stock owned by him.

          (c) During the past sixty (60) days, the following transactions were effected in the Common Stock of Issuer by Mr. Winfield:

                             Average Price
  Date           Amount        per Share            Nature of Transaction
--------         ------      -------------          ---------------------
02/04/05          5,500          $0.880              Open Market Purchase
02/07/05          3,500          $1.040              Open Market Purchase
02/08/05          7,000          $1.100              Open Market Purchase


          (d) No person other than Mr. Winfield has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by him.

          (e)  Inapplicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.

                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 9, 2005              /s/ John V. Winfield
        ------------------             ---------------------------
                                           John V. Winfield